Exhibit 11

CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Six months
	ended September 30,		ended September 30,
	2008	2007	2008	2007
	(Dollars, except per share amounts, and shares in thousands)
Income (Numerator):
Net income	$84,733	113,202	265,660	303,337
Dividends applicable to preferred stock	(3)	(93)	(152)	(279)

Net income applicable to common stock for computing basic earnings per share	84,730	113,109	265,508	303,058
Interest on convertible debentures, net of tax	-	418	-	2,832
Dividends applicable to preferred stock	3	93	152	279

Net income as adjusted for purposes of computing diluted earnings per share	$84,733	113,620	265,660	306,169

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	101,692	109,861	104,565	110,291
Nonvested restricted stock	(1,290)	(865)	(1,169)	(813)

Weighted average number of shares outstanding during period for computing basic earnings per share	100,402	108,996	103,396	109,478

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	2,443	221	3,804
Shares issuable under incentive compensation plans	573	790	469	804

Number of shares as adjusted for purposes of computing diluted earnings per share	100,988	112,229	104,086	114,086

Basic earnings per share	$.84	1.04	2.57	2.77

Diluted earnings per share	$.84	1.01	2.55	2.68